Exhibit 3.4
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
GOODRICH PETROLEUM CORPORATION
     Goodrich Petroleum Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
     FIRST: That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation declaring such amendment to be advisable and submitting such amendment to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows:
     RESOLVED, that the Board of Directors deems it advisable and in the best interest of the Corporation to increase the number of outstanding shares of common stock of the Corporation from 25,000,000 shares to 50,000,000 shares, by amending the first paragraph of article IV of the Restated Certificate of Incorporation to read in its entirety as follows:
     “The total number of shares of all classes of stock which the Corporation shall have authority to issue is sixty million (60,000,000), consisting of fifty million (50,000,000) shares of Common Stock, par value $.20 per share, and ten million (10,000,000) shares of Preferred Stock, par value $1.00 per share.”
     SECOND: That thereafter, the annual meeting of the stockholders of said corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
     THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, Goodrich Petroleum Corporation has caused this certificate to be signed by Henry Goodrich, the Chairman of the Board this 9th day of May, 2002.

GOODRICH PETROLEUM CORPORATION
By:	/s/ Henry Goodrich
Henry Goodrich, Chairman of the Board